UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN
Plan number: 007

IRS Employer Identification Number: 33-0379007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644

AVX 401(k) PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	5

Notes to Financial Statements	6
Signature	15

Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year)* Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AVX 401(k) Plan

Fountain Inn, South Carolina

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

June 26, 2015

AVX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2014 and 2013

ASSETS:	2014	2013
Investments, at fair value:
AVX Corporation Common Stock	$2,025,450	$2,045,287
Kyocera Corporation American Depository Shares	1,201,492	1,421,970
Money Market Fund	115,597	116,565
Guaranteed Deposit Account	4,075,988	4,140,938
Mutual Funds	12,008,283	11,550,174
Total Investments	19,426,810	19,274,934

Receivables:
Employer contributions	4,040	9,940
Employee contributions	8,082	21,210
Notes receivable from participants	1,086,925	1,071,395
Total Receivables	1,099,047	1,102,545
Net assets available for benefits at fair value	20,525,857	20,377,479
Adjustment from fair value to contract value for fully benefit-responsive contracts	100,229	114,908
Net assets available for benefits	$20,626,086	$20,492,387

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2014

2014
Investment income:
Net appreciation in fair value of investments	$663,197
Interest and dividends	321,135
Net investment income	984,332

Interest income on notes receivable from participants	50,117

Contributions:
Employee	595,639
Employer	301,423
Rollovers	801,411
Total contributions	1,698,473

Total additions	2,732,922

Deductions:
Benefits paid to participants	2,578,004
Administrative expenses	21,219

Total deductions	2,599,223

Net increase	133,699

Net assets available for benefits:
Beginning of year	20,492,387
End of year	$20,626,086

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by New York Life Trust Company  (the “Trustee”).

Effective January 1, 2015, the plan was amended and restated to include an automatic enrollment option. Employees are automatically enrolled upon their eligibility date with a 3% pre-tax contribution. Employees must opt out of the automatic enrollment to cease payroll deductions. The automatic enrollment option also includes an annual increase in automatic enrolled employee contributions to cap at 10% of annual earnings.

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $17,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employee contributions,  up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford. For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to three percent (3%) of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed. The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of one percent (1%) of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $50,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan that have been forfeited and are available for allocation as of the final valuation date in any year can be used to pay administrative costs and/or reduce employer contributions. At December 31, 2014 and 2013, the net forfeited balance available totaled $718 and $4,236, respectively. No forfeitures were used to pay administrative costs or to reduce employer contributions during the years ended December 31, 2014 and 2013.

Participant Accounts:

Each participant's account is credited with the participant’s contribution and allocations of (1) the Company’s contributions, and (2) plan earnings less an allocation of administrative expenses paid by the plan. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled to is that amount which can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions. All employee contributions are fully vested at all times.

For the Atlanta,  Biddeford,  Myrtle Beach,  Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company’s  matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
-- Company Matching
Years of Service	Colorado Springs
1 Year	20%
2 Year	40%
3Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching and fixed contribution account. A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares (“ADS”). Amounts attributable to partial shares will be paid in cash. With certain limitations, participants may elect to defer distributions until a later date. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less. These notes are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years. These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated. At December 31, 2014 and 2013, interest rates ranged from 4.75% to 9.75%. All scheduled note repayments are made through payroll deductions and early note repayments may be submitted by participants via certified check or money order. Plan provisions for participants at the Olean facility do not allow for notes receivable from participants.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2014 and 2013. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred.  The notes receivable are secured by the participant account balance and are considered delinquent and written off as a deemed distribution when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014		2013
AVX Corporation Common Stock	$2,025,450		$2,045,287
Kyocera Corporation ADS	1,201,492		1,421,970
NY Life Insurance Guaranteed Deposit Account, at contract value	4,176,217		4,255,846
Columbia Select Large-Cap Value Fund	3,103,432		3,062,595
Blackrock Total Return Institutional Fund	1,412,206		1,407,450
MainStay S&P 500 Index Fund	1,545,962		1,370,683
American EuroPacific Growth Fund	-	*	1,215,965
MainStay Large Cap Growth Fund	1,224,798		1,183,678
Janus Balanced Fund	1,243,442		1,095,844

*  Amounts were less than 5% of the Plan’s total net assets available for respective Plan year.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2014
AVX Corporation Common Stock	$65,077
Kyocera Corporation ADS	(102,294)
Guaranteed Deposit Account	89,156
Mutual Funds	611,258
Total	$663,197

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2014	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$3,103,432	$3,103,432	$-	$-
Large Cap Growth	1,229,854	1,229,854	-	-
Large Cap Blend	3,810,851	3,810,851	-	-
Mid Cap Blend	957,624	957,624	-	-
Small Cap Value	87,397	87,397	-	-
Fixed Income	1,529,896	1,529,896	-	-
Target Retirement	1,289,229	1,289,229	-	-
Money Market Fund:
PIMCO Money Market Admin Fund	115,597	115,597	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	4,075,988	-	-	4,075,988
Common Stock:
Kyocera Corporation American Depository Shares	1,201,492	1,201,492	-	-
AVX Corporation Common Stock	2,025,450	2,025,450	-	-
Total	$19,426,810	$15,350,822	$-	$4,075,988

	Fair Value at December 31, 2013	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$3,062,595	$3,062,595	$-	$-
Large Cap Growth	1,213,298	1,213,298	-	-
Large Cap Blend	3,682,492	3,682,492	-	-
Mid Cap Blend	958,766	958,766	-	-
Small Cap Value	118,249	118,249	-	-
Fixed Income	1,513,511	1,513,511	-	-
Target Retirement	1,001,263	1,001,263	-	-
Money Market Fund:
PIMCO Money Market Admin Fund	116,565	116,565	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	4,140,938	-	-	4,140,938
Common Stock:
Kyocera Corporation American Depository Shares	1,421,970	1,421,970	-	-
AVX Corporation Common Stock	2,045,287	2,045,287	-	-
Total	$19,274,934	$15,133,996	$-	$4,140,938

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2014.

Year Ended December 31, 2014
Balance, beginning of period	$ 4,140,938
Net realized and unrealized gains	89,156
Purchases	951,967
Settlements	(1,106,073)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 4,075,988

Unrealized gains (losses) from the guaranteed investment contract are not included in the statements of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the statements of net assets available for benefits.

Assets valued using Level 1 inputs represent Mutual Funds, a Money Market Fund and equity securities. Mutual Funds and Money Market Fund are valued based on the net asset value, which is used as a practical expedient for determining fair value.  Equity securities are valued using quoted prices in active markets.

Assets valued using Level 3 inputs above represent a Guaranteed Deposit Account. Those assets held in the Guaranteed Deposit Account were valued using the assumptions below.

The following tables represent the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2014 and 2013.

As of December 31, 2014
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 4,075,988	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	2.89% base case based on trading in comparable corporate credits, adjusted for liquidity
			Investment Term	6 year base rate based on insurance company typical assets
			Crediting Rate	2.45% base rate as observed from manager statement

As of December 31, 2013
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 4,140,938	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	1.98% base case based on trading in comparable corporate credits, adjusted for liquidity
			Investment Term	3 year base rate based on insurance company typical assets
			Crediting Rate	2.40% base rate as observed from manager statement

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”).  The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive.  Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC.  NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.45% and 2.40% at December 31, 2014 and December 31, 2013, respectively, and the average yield credited to participant accounts was 2.45% and 2.40% for the years ended December 31, 2014 and December 31, 2013, respectively.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2014	2013
Net Assets:
AVX Corporation Common Stock	$661,305	$563,844

For the year ended December 31, 2014
Change in Net Assets:
Contributions	$124,470
Net appreciation	20,384
Benefits paid to participants	(42,893)
Transfers to participant-directed investments	(4,500)
Total	$97,461

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In July 2010, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a). The Plan has been amended since the date of submission of the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2011.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2014, the Plan held investments of $2,025,450 or 144,675 shares of AVX Corporation Common Stock and $1,201,492 or 26,222 shares of Kyocera Corporation ADS. As of December 31, 2013, the Plan held investments of $2,045,865 or 146,826 shares of AVX Corporation Common Stock and $1,421,970 or 28,360 shares of Kyocera Corporation ADS.

The Plan paid administrative expenses of $21,219 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2014.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2014 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$20,626,086	$20,492,387
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	(100,229)	(114,908)
Net assets available for benefits per Form 5500	$20,525,857	$20,377,479

For the year ending December 31, 2014
Net increase in net assets available for benefits per the financial statements	$133,699
Add:
Change in adjustment from contract value to fair value for fully benefit-responsive contracts	(14,679)
Net increase in net assets available for benefits per Form 5500	$119,020

10.    Risks and Uncertainties:

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401-K PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 26, 2015

AVX 401(k) PLAN

PN 007

EIN 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$1,878,486	$2,025,450

*	Kyocera Corporation	American Depository Shares	**	1,201,492

*	PIMCO Money Market Admin Fund	Money Market Fund	**	115,597

*	NYLIM Guaranteed Deposit Account	Guaranteed Deposit Account	**	4,075,988

	RidgeWorth Small-Cap Value Equity Fund	Mutual Fund	**	87,397
	Janus Balanced Fund	Mutual Fund	**	1,243,442
	JP Morgan SmartRet Income Select	Mutual Fund	**	25,637
	JP Morgan SmartRet 2015 Select	Mutual Fund	**	287,484
	JP Morgan SmartRet 2020 Select	Mutual Fund	**	271,500
	JP Morgan SmartRet 2025 Select	Mutual Fund	**	385,808
	JP Morgan SmartRet 2030 Select	Mutual Fund	**	11,913
	JP Morgan SmartRet 2035 Select	Mutual Fund	**	75,369
	JP Morgan SmartRet 2040 Select	Mutual Fund	**	76,447
	JP Morgan SmartRet 2045 Select	Mutual Fund	**	45,966
	JP Morgan SmartRet 2050 Select	Mutual Fund	**	85,470
	JP Morgan SmartRet 2055 Select	Mutual Fund	**	23,635
*	MainStay S&P 500 Index Fund	Mutual Fund	**	1,545,962
*	MainStay Large Cap Growth Fund	Mutual Fund	**	1,224,798
	Columbia Select Large-Cap Value Fund	Mutual Fund	**	3,103,432
	Blackrock Inflation Protected Bond	Mutual Fund	**	117,690
	Blackrock Total Return Institutional Fund	Mutual Fund	**	1,412,206
	American EuroPacific Growth Fund	Mutual Fund	**	1,021,447
	Oppenheimer Dev Markets Fund	Mutual Fund	**	5,056
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	957,624
				12,008,283

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.75%.	**	1,086,925
				$20,513,735

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.